SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 CURRENT REPORT

                          Date of Report: June 30, 2005

                               IWI HOLDING LIMITED
             (Exact name of registrant as specified in its charter)


         Oakmont Centre, 1010 Executive Court, #300, Westmont, IL 60559
                    (Address of Principal Executive Offices)

       Registrant's telephone number, including area code: (630) 887-2388

         BVI                          0-25108                   None
----------------------------  ------------------------     ---------------------
(State or other jurisdiction  (Commission File Number)     (IRS Employer
  of incorporation)                                          Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F       X                      Form 40-F
                           ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                        No    X
                                                  ----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE                                   For Further Information:
                                                        Joseph Lau
                                                        IWI Holding Limited
                                                       (630) 887-8288


                          IWI HOLDING LIMITED ANNOUNCES
                             SECOND QUARTER RESULTS

         WESTMONT, ILLINOIS - September 14, 2005 -- IWI Holding Limited (OTCBB - JEWLF), a U.S. based designer, merchandiser, and wholesale distributor of fine jewelry, today reported its results of operations for the second quarter ended June 30, 2005.

         For the second quarter of 2005, IWI reported a net loss of $362,000 or $0.14 per share on net sales of $4,972,000 compared to a net loss of $312,000 or $0.12 per share on net sales of $5,058,000 for the comparable period in 2004.

         For the six months ended June 30, 2005, the Company reported a net loss of $539,000, or $0.21 per share on net sales of $10,679,000 compared to a net loss of $502,000 or $0.20 per share on net sales of $10,552,000 for the comparable period in 2004.

         Sales for the six-month period ended June 30, 2005 increased $127,000 or 1.2% to $10,679,000 compared to the same period a year ago. Included in the reported sales were liquidation sales of $685,000 in 2005 vs. $992,000 for the same period in 2004, a decrease of $307,000. Sales excluding liquidation sales increased $433,000 or 4.5%. This increase in sales for the first half overcame the loss of one of the Company's major customer in 2004 whose sales represented $1,070,000 of the Company's reported sales in first half of 2004. This was offset by a combination of expanding sales to other existing customers and addition of new customers in the mid size market. Liquidation sales continue to be a strategic part of the Companies process to control and regulate its inventory. Most of the products sold under the liquidation process represent customer returns and in some cases overstock. Gross profit increased $191,000 or 9.3% for the six month period ended June 30, 2005 and reflects the combination of increased margins and the decrease in returned merchandise. Gross profit for the second quarter increased $149,000 or 15.6%.

         Selling, General and Administrative expenses increased $175,000 or 7.2% for the six-month period and increased $174,000 or 14.4% in the second quarter. These increases were primarily caused by increased salaries, in part due to the reinstatement of 2003 salary levels to the top 6 paid employees who participated in the 10% wage reduction program of 2004, and increased sales costs such as advertising and commission costs. These increased overhead costs were partially offset by lower bad debt and legal costs. Interest expense increased $53,000 or 40.0% to $186,000 for the six months ending June 30, 2005, for the second quarter interest costs increased $25,000 or 41.7% to $85,000. The increase in interest expense corresponds with the increase in the prime rate compared to levels experienced in 2004.

         On June 14, 2005 the Company entered into a credit agreement with a new financial institution, whereby the Company can borrow up to $7.5 million, plus a seasonal over-line amount of $1.5 million. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all the assets of the Company. The credit agreement matures in two years, or may be accelerated by the lender upon certain events as specified in the loan agreement. An officer of the Company has agreed to personally guarantee up to $3,500,000 of the borrowing. This loan replaced the credit facility in effect since May 2003.


         Due to the seasonality of the business the Company expects to continue to report losses through the third quarter but report profitable results for the fourth quarter and year.

         This release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements as a result of among other factors, the risk factors set forth above, and in the Company's filings with the Securities and Exchange Commission, changes in general economic conditions and changes in the assumptions used in making such forward-looking statements.

                                       ###
                             (financials to follow)

                                IWI HOLDING, LTD
                      Consolidated Statement of Cash Flows
                                 (In Thousands)
                                   (Unaudited)



                                                                     Six Months        Twelve Months
                                                                       Ended               Ended
                                                                    June 30, 2005    December 31, 2004
                                                                   -------------     ------------------


Cash Flows From Operating Activities:


Net Income (Loss)                                                   $     (539)       $      231
       Adjustment to reconcile net income loss to net
       cash used on operating activities:
           Depreciation and amortization                                     9                66
           (Recoveries of) provision for doubtful accounts                 (60)              351
           Changes in operating assets and liabilities:
               Accounts receivable                                       4,252            (2,508)
               Inventories                                                 373               (63)

               Deferred income taxes                                         -                -
               Prepaid expenses                                              7               18
               Accounts payable trade                                     (638)           1,491
               Accounts payable trade affiliated companies              (1,355)            (483)
               Accrued liabilities                                        (220)             296
                                                                      ----------      -----------

Net cash provided by (used in) operating activities:                     1,829             (601)
                                                                      ----------      -----------


Investing activities:
       Purchases of property and equipment                                 (4)               (2)

       Proceeds from sale of equipment                                      -                 -

       Proceeds from sale of assets held for disposal                       -                 -
                                                                     -----------      -----------

Net cash generated (used in) investing activities                          (4)               (2)
                                                                     -----------      -----------


Cash Flows from Financing Activities
       Checks issued in excess of Funds on deposit                          -               (24)
       Borrowings from (payments on) notes payable to employees
           Employees                                                       29               (20)
           Other                                                          216               315
       Proceeds from (payments on) lines of credit, net                (1,858)              333
                                                                     -----------      -----------

Net cash provided by (used in) financing activities                    (1,613)              604
                                                                     -----------      -----------

Net increase (decrease) in cash                                          212                  1


Cash at beginning of year/period                                           1                  -
                                                                    ------------      -----------

Cash at End of Period                                              $     213         $        1
                                                                    ============      ===========

                               IWI HOLDING LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)


                                                                 (Unaudited)
                                                                    June                  December 31
ASSETS                                                              2005                     2004
------                                                              ----                     ----

Current Assets:
     Cash                                                           $  213                  $     1
     Accounts Receivable, Less Allowances for Doubtful
          Accounts of $536 in 2005 and $596 in 2004                  3,522                    7,714
     Inventories                                                     8,925                    9,298
     Deferred Income Taxes                                             156                      156
     Prepaid Expenses                                                  156                      163
                                                             --------------       ------------------
Total Current Assets                                                12,972                   17,332
                                                             --------------       ------------------

Property and Equipment                                               2,970                    2,966
     Less Accumulated Depreciation                                  (2,841)                  (2,832)
                                                             --------------       ------------------
Property and Equipment - Net                                           129                      134
                                                             --------------       ------------------
Total Assets                                                      $ 13,101                  $17,466
                                                             ==============       ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Line of Credit                                                $ 3,725                  $ 5,583
     Notes Payable
         Employees, related parties                                    344                      315
         Other                                                         643                      427
     Accounts Payable, Trade                                         5,256                    5,894
     Accounts Payable to Affiliated Company                            730                    2,085
     Accrued Liabilities                                             1,280                    1,500
                                                             --------------       ------------------
Total Current Liabilities                                           11,978                   15,804
                                                             --------------       ------------------


Stockholders' Equity:
     Preferred Stock, $1 Par Value; 5,000,000 Shares
     Authorized; 3,644,880 Shares Issued and Outstanding             3,645                    3,645
     Common Stock, No Par Value; 10,000,000 Shares
     Authorized; 2,554,700 Shares Issued and
     Outstanding                                                         -                        -
     Additional  Paid in Capital                                    12,446                   12,446
     Retained Earnings (Deficit)                                   (14,968)                 (14,429)
                                                             --------------       ------------------
     Total Stockholders' Equity                                      1,123                    1,662
                                                             --------------       ------------------
Total Liabilities and Stockholders' Equity                        $ 13,101                  $17,466
                                                             ==============       ==================


                               IWI HOLDING LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (In thousands, except share data)
                                   (Unaudited)


                                                             Three Months Ended                 Six Months Ended
                                                                   June 30                           June 30
                                                                  -------                            -------
                                                           2005               2004            2005             2004
                                                           ----               ----            ----             ----



Net Sales                                             $      4,972       $      5,058    $     10,679      $ 10,552

Cost of Sales                                                3,871              4,106           8,429         8,493
                                                           ---------         ----------      ----------  -----------

     Gross Profit (Loss)                                      1,101               952           2,250         2,059

Selling, general and administrative expenses                  1,378             1,204            2,603        2,428
                                                           ---------         ----------      ----------  -----------

     Income (Loss) from Operations                             (277)              (252)            (353)      (369)


Interest Expense                                                 85                 60              186        133
                                                           ---------         ----------      ----------  -----------


     Income (Loss) before Income Taxes                         (362)              (312)            (539)      (502)

Income taxes (benefit)                                            -                  -                -          -
                                                           ---------         ----------      ----------  -----------


     Net Income (Loss)                                $        (362)      $       (312)   $        (539)    $ (502)
                                                           =========         ==========      ==========  ===========



Net Income (Loss) per Common Share                   $        (0.14)      $      (0.29)   $       (0.21)     (0.20)
                                                           =========         ==========      ==========  ===========

Weighted Average Number of
     Common Shares Outstanding                             2,554,700          2,554,700       2,554,700  2,554,700
                                                          ==========         ==========      ==========  ===========




                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     IWI HOLDINGS LIMITED

                                    /s/ Joseph K. Lau
                                    -----------------------------------------
                                       Joseph K. Lau
                                       President & Chief Executive Officer

Date: September 14,  2005